ALMADEN MINERALS LTD.

Computershare

320 Bay Street, 14th Floor
Toronto, ON M5H 4A6
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on June 25, 2026

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every registered holder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted or withheld from voting as directed by the holder; however, if such a direction is not made in respect of any matter to be acted upon, the securities represented by this proxy will be voted as recommended by Management.**
6. **The securities represented by this proxy will be voted for, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the directions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted or withheld from voting accordingly.**
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:30 am PDT on Tuesday, June 23, 2026.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by the Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being registered shareholder(s) of Almaden Minerals Ltd. hereby appoint(s): Duane Poliquin, or failing this person, Morgan Poliquin (the "**Management Appointees**")

OR

Print the name of the person or company you are appointing if this person or company is someone other than the Management Appointees listed herein.

as my/our proxyholder with full power of substitution to attend, act and to vote for and on my/our behalf in accordance with the following directions (or if no directions have been given, as recommended by Management) and on all other matters that may properly come before the Annual General and Special Meeting of Shareholders of Almaden Minerals Ltd. (the "**Company**") to be held in the Board Room at Suite 210 – 1333 Johnston Street, Vancouver, BC on June 25, 2026 at 10:30 am PDT (the "**Meeting**") and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Duane Poliquin	☐	☐
02. Morgan Poliquin	☐	☐
03. Alfredo Phillips	☐	☐
04. Michael Kosowan	☐	☐
05. Cameron McCarthy	☐	☐

Fold

2. Appointment of Auditors

To appoint Davidson & Company LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Rolling Stock Option Plan

To consider and, if thought advisable, to pass an ordinary resolution to approve the Company's Rolling Stock Option Plan, as more particularly described in the accompanying Management Information Circular.

For ☐ Against ☐

4. Shareholder Rights Plan

To consider and, if thought advisable, to pass an ordinary resolution to reconfirm the Company's existing Shareholder Rights Plan, as more particularly described in the accompanying Management Information Circular.

For ☐ Against ☐

5. Other Business

To transact such other business as my properly come before the Meeting and any adjournment or postponement thereof.

For ☐ Against ☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our directions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting directions are indicated above in respect of any matter to be acted upon, this Proxy will be voted for such matter.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Signing Capacity

Date

DD / MM / YY

A L Q Q 3 8 5 7 7 4 A R 0